Filed Pursuant to Rule 433

Registration No. 333-250022

PROTECTION AND POTENTIAL Zone | Client Guide MEMBERS® Zone Annuities are issued by MEMBERS LIFE INSURANCE COMPANY a stock life insurance company Not a deposit • Not guaranteed by any bank or credit union • May lose value Not FDIC/NCUA insured • Not insured by any federal government agency

  Helping take the risk out of retirement.

The retirement landscape: financial markets. For most of us, the retirement landscape looks a lot different than the one our grandparents expected. We’re faced with new risks and new realities.   Market volatility We’re part of a growing global investment marketplace that seems wildly unpredictable. Low rates Interest rates can impact so-called “safe” investments like bonds and CDs, and that may make it difficult to earn a reasonable return. S&P 500 Price Index1 Historical CD interest rates 1988–20202 10% 8% 6% 4% 2%   1988 1993 1998 2003 2008 2013 2018 2019 2020 Over time, the markets go in cycles — sometimes up, sometimes down. There are both day-to-day fluctuations and long-term trends. 1 J.P. Morgan Asset Management and Guide to the Markets (01 2020). Compustat, FactSet, Federal Reserve, Standard & Poor's, J.P. Morgan Asset Management. Dividend yield is calculated as consensus estimates of dividends for the next 12 months, divided by most recent price, as provided by Compustat. Forward price to earnings ratio is a bottom-up calculation based on the most recent S&P 500 Index price, divided by consensus estimates for earnings in the next 12 months (NTM), and is provided by FactSet Market Aggregates. Returns are cumulative and based on S&P 500 Index price movement only and do not include the reinvestment of dividends. Past performance is not indicative of future returns. Guide to the Markets — U.S. Data are as of January 31, 2021. 2 Bankrate.com, Historical CD interest rates: 1984–2020, January 2020. There are distinct differences between annuities and certificates of deposit or other guaranteed fixed income instruments sold through a credit union or bank. Most certificates are considered short-term investments, while annuities are considered long-term investments. The investment in a certificate is insured by the federal government, either through the FDIC or NCUA. Any guarantees provided by an annuity are backed by an insurance company. 3

The retirement landscape: personal factors.

Growth with risk control and access to income are key components to achieving a comfortable, confident retirement.

Longevity

Most of us are living longer, more active lives, but often without the pension plans of the past.


43%

Percentage of retirees citing health problems as the reason for retiring earlier than planned[1]

Longevity requires more health care savings



7 in 10

adults turning 65 today in the U.S. will require long-term care during their lives[2]

Longevity is one of the biggest risks faced by those planning retirement. How much money do you need, and for how long?

Rising costs

Inflation steadily reduces the purchasing power of a retirement nest egg.

	1987	2019
First Class postage	$0.24[3]	$0.55[4]
Gallon of gas	$0.89[3]	$2.26[4]
1 year college tuition	$11,853[5]	$24,623[5]
New car	$10,305[3]	$36,718[6]
New house	$122,100[7]	$358,000[7]

The longer you spend in retirement, the harder your money has to work to counter the effects of inflation.

[1] 2019 Retirement Confidence Survey Summary Report, https://www.ebri.org/docs/default-source/rcs/2019-rcs/2019-rcs-short-report.pdf, April 23, 2019.
[2] LongTermCare.gov, longtermcare.acl.gov, "The Basics, How Much Care Will You Need," October 28, 2020.
[3] The People History, "1987," 2019.
[4] The People History, "Our Price Basket," 2019.
[5] nces.ed.gov, "Average undergraduate tuition and fees and room and board rates charged for full-time students in degree-granting postsecondary institutions, by level and control of institution: Selected years, 1963-64 through 2018-19," 2019.
[6] CNBC, "Car prices are increasing—here's how that can hurt Americans," October 22, 2019.
[7] U.S. Census Bureau, "Median and Average Sales Prices of New Homes Sold in United States," 2019.

ZONE ANNUITY
4

MEMBERS® Zone Annuity is an insurance contract that offers both index-linked returns and a limit on market losses. You can set your downside limit — called a floor — along with a corresponding cap on the upside. Once your floor is set, you can’t lose more than that, no matter what happens in the markets. These upside and downside limits are connected. Your account allocation When you purchase Zone, you decide how much of your payment to allocate to the annuity’s two risk control accounts. Each is linked to a market index for an initial index period, and each has its own range of possible investment performance. >> The Secure Account has a declared rate cap and a 0% floor. These dollars are safe from market downturns and receive modest growth potential. >> The Growth Account has a higher declared cap and a -10% floor. These dollars can experience limited losses if the market is down, but when it’s up they have more room to grow. Risk Control ZONE By blending your allocation to the two accounts, you set your personal comfort zone to control market risk and participate in market reward. And you can reallocate between accounts each year, to adjust your zone as needs change. Zone Annuity Upside Potential Secure Narrow Wide Potential 0%   Downside Traditional Diversification No Protection Downside Protection Avoiding Risk Low Growth Potential Protection Confidence Provided through guarantees1 1 All guarantees are based on the claims-paying ability of the issuing company. 5

Risk control protects the growth potential of your investments. Investment strategies that include risk control can protect you from drastic market dips and provide confidence as you work toward your retirement goals. Index-linked risk control accounts let you set a “comfort zone” based on how much you’re potentially willing to lose. That guaranteed limit on loss can keep you invested in the markets during good times and bad, freeing you from trying to “time” your investment strategy and offering potentially stabler long-term returns. >> If the index goes up, you’re credited the percentage increase, up to each risk control account’s rate cap. >> If the index goes down, value in the Growth Account is reduced by the percentage decrease, but only down to the maximum rate floor of -10%. Value in the Secure Account — because it has a 0% floor — remains the same. Rate cap: 15% If the S&P 500 goes up 18%, and your rate cap is 15%, you will be credited 15%.   0% Rate floor: -10% If the S&P 500 goes down 30%, and your rate floor is -10%, you will only lose 10%. Hypothetical examples are for illustrative purposes only and do not guarantee or predict actual performance. The example above assumes 100% allocation to the Growth Account.   You may not invest directly in an index. The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI”) and has been licensed for use by CMFG Life Insurance Company (CMFG Life), the parent company of MEMBERS Life Insurance Company (MEMBERS Life). Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”), and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CMFG Life. This product is not sponsored, endorsed, sold or promoted by SPDJI, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in this product nor do they have any liability for any errors, omissions or interruptions of the S&P 500 Index. The S&P 500 Index does not include dividends paid by the underlying companies. 6 All guarantees are based on the claims-paying ability of the issuing company.

Lock in the gain, lock out the loss.

These charts show how your choice of zone and the performance of the index determine interest credited to your contract for a given year. In these two scenarios, rate caps are 5% for the Secure Account and 13% for the Growth Account. A 50/50 allocation means a blended comfort zone with 9% upside potential and -5% downside protection.

In scenario A, the index is up 8% for the year. In scenario B, it's down 8%. Hypothetical values show how it all comes together to help you lock in gains when times are good, and lock out losses outside your comfort zone when times are bad.

A Market gain

S&P 500 Index returns 8%

Zone purchase payment of $100,000 grows to $106,500

B Market loss

S&P 500 Index returns -8%

Zone purchase payment of $100,000 is protected at $96,000


50% / $50,000
Allocated to Secure Account
+
50% / $50,000
Allocated to Growth Account
=
Index Interest
Your Blended Zone Calculation
+8%
Cap 5%
Your Return 5%
0% Floor
Cap 13%
Your Return 8%
-10% Floor
Cap 9%
Your Return 6.5%
-5% Floor
50% / $50,000
Allocated to Secure Account
+
50% / $50,000
Allocated to Growth Account
=
Index Interest
Your Blended Zone Calculation
Cap 5%
0% Floor
0% Your Return
Cap 13%
-10% Floor
-8% Your Return
Cap 9%
-5% Floor
-4% Your Return
-8%

You may not invest directly in an index. Hypothetical examples do not represent any specific annuity and may not be used to project or predict investment results. Rate caps are declared based on current market conditions and are subject to change. Rate caps vary by index period and can be adjusted annually on contract anniversary, subject to a minimum of 1% and a bailout provision. If the rate cap is set below an account's bailout rate, you may withdraw value from that account without surrender charge or market value adjustment during the 30 days following anniversary.

PROTECTION AND POTENTIAL 7

Zone in action.

Armed with the downside limit, Zone's compound annual growth rate (CAGR) could be higher than a traditional portfolio of stocks and bonds that have no protection. This chart shows how hypothetical portfolios with a comfort zone are able to quickly recover from a dramatic drop and enjoy the gains that follow. Hypothetical examples do not represent any specific annuity and may not be used to project or predict investment results. Rate caps are declared based on current market conditions and are subject to change. Assumes annual portfolio rebalancing and 0.30% annual investment fees on stock and bond portfolios. No one knows what the future holds, but a Zone Annuity has the potential to deliver higher returns through market cycles.

	Year	Stock Index	Bond Index	Stock/Bond Mix			Blended Comfort Zone		
				100/0	50/50	0/100	Cap 5.00% Floor 0.00%	Cap 9.00% Floor -5.00%	Cap 13.00% Floor -10.00%
				$100,000	$100,000	$100,000	$100,000	$100,000	$100,000
	1	3.53%	6.97%	$103,230	$104,950	$106,670	$103,530	$103,530	$103,530
Drastic loss	2	-38.49%	5.24%	$63,187	$87,187	$111,939	$103,530	$98,354	$93,177
	3	23.45%	5.93%	$77,815	$99,733	$118,242	$108,707	$107,205	$105,290
	4	12.78%	6.54%	$87,256	$109,069	$125,620	$114,142	$116,736	$118,746
	5	0.0%	7.84%	$87,264	$113,017	$135,092	$114,412	$116,736	$118,746
	6	13.41%	4.22%	$98,704	$122,640	$140,387	$119,849	$127,242	$134,183
	7	29.60%	-2.02%	$127,624	$139,184	$137,130	$125,841	$138,694	$151,627
	8	11.39%	5.97%	$141,778	$150,848	$144,906	$132,133	$150,060	$168,897
	9	-0.73%	0.55%	$140,317	$150,260	$145,268	$132,133	$149,512	$167,664
	10	9.54%	2.65%	**$153,283**	$158,967	$148,682	$138,740	$160,382	**$183,659**
	CAGR			4.36%	4.74%	4.05%	3.33%	4.84%	6.27%

A comfort zone can provide greater protection and potential when compared to a portfolio fully exposed to market risk.

8 ZONE ANNUITY

More value, all in one place.   Reallocation and rebalancing Each year you can reset your zone by reallocating between accounts. If you don’t reallocate, accounts automatically rebalance on anniversary to maintain your zone. Future flexibility At the end of your initial index period, value is automatically allocated to the Secure Account and the Growth Account is no longer available. Based on your needs, you can make new choices at that time. See your fact sheet for the options available to you.   Health hardships You have total access to contract value in times of critical need, including confinement to a nursing home or hospital, or diagnosis of a terminal illness.1 Guaranteed income for life After two years you have options to convert your contract value into a stream of retirement income.1 Legacy for loved ones In the event of death before starting annuity income, your entire contract value passes to your named beneficiaries. A long-term promise Purchasing an annuity represents an important step — your commitment to retirement planning and our promise to protect your investment for the future. As a result, annuities are designed to be held until the end of the index period. If needs arise, after one year you can annually withdraw up to 10% of last anniversary value without penalty.2 Withdrawals in excess of 10% are assessed a surrender charge and market value adjustment during the initial index period. Refer to the fact sheet for your selected index period for these charges. After the index period, you have total access to your contract value.     There are no contract fees, administrative fees or upfront charges for Zone. When you invest, your purchase payment goes immediately to work — with a company you can trust. 1 Availability and benefits vary by state. 2 Withdrawals before age 59½ may be subject to a 10% federal tax penalty. Consult your financial advisor and tax professional regarding the impact of any withdrawals. 9

Highly rated, highly respected. Zone Annuity is issued by MEMBERS Life Insurance Company (MEMBERS Life), a subsidiary of CMFG Life Insurance Company (CMFG Life) and part of CUNA Mutual Group. As of December 31, 2020, financial records of CMFG Life Insurance Company’s parent, CUNA Mutual Holding Company, a Fortune 1000 company, indicated:   $28.5 billion in assets $23.8 billion in liabilities $4.7 billion in policyholder surplus   We’re proud of our financial strength ratings. They’re a sign of our long-term ability to deliver on our commitments.*   A.M. Best Company A (Excellent) Third-highest rating of 16 Affirmed March 2021 Moody’s Investors Service A2 Sixth-highest rating of 21 Affirmed March 2021 Standard & Poor’s Ratings Service A+ Fifth-highest rating of 21 Affirmed March 2021     A.M. Best Company, Moody’s Investors Service and S&P Global are credit rating organizations serving the insurance and other financial services industries. Ratings reflect the opinion of the relative financial strength and operating performance of the company. These ratings are subject to change. Investors should monitor ratings and financial strength of MEMBERS Life Insurance Company while they hold a contract. *Ratings apply to CMFG Life Insurance Company and its subsidiaries, MEMBERS Life Insurance Company and 10 CUMIS Insurance Society, Inc.

Take control of your retirement journey. To obtain a paper copy of the prospectus, please contact your advisor or call 888.888.3940.

Annuities are long-term insurance products designed for retirement purposes. Many registered annuities offer four main features: (1) a selection of investment options, (2) tax-deferred earnings accumulation, (3) guaranteed lifetime payout options, and (4) death benefit options. Before investing, consider the annuity’s investment objectives, risks, charges and expenses. The prospectus contains this and other information. Please read it carefully. This brochure must also be accompanied by a prospectus and fact sheet for the selected initial index period. To obtain a prospectus and fact sheet, contact your advisor, log on to cmannuities.com, or call 888.888.3940. This material is informational only and is not investment advice. If you need advice regarding your financial goals and investment needs, contact a financial advisor. All guarantees are backed by the claims-paying ability of MEMBERS Life Insurance Company (MEMBERS Life) and do not extend to the performance of the underlying accounts which can fluctuate with changes in market conditions. Past performance is no guarantee of future results. All hypothetical examples are for illustrative purposes only and do not guarantee or predict actual performance. Annuity contract values, death benefits and other values fluctuate based on the performance of the investment options and may be worth more or less than your total purchase payment when surrendered. Withdrawals may be subject to surrender charges and may also be subject to a market value adjustment (MVA). The MVA can have a positive or negative impact on contract values, depending on how interest rates have changed since the contract was issued. Surrender charges range from 0% to 9% during the initial index period. Hypothetical examples do not represent any specific annuity contract and may not be used to project or predict investment results. You may not invest directly in an index. Rate caps vary by index and by risk control account and can be adjusted annually on risk control account anniversary, subject to a minimum rate cap of 1% and a bailout provision. A bailout rate is set for each risk control account. If the rate cap for a given year is declared below that rate, you may withdraw value from that risk control account without surrender charge or MVA. You’ll have 30 days after your risk control account anniversary to make this withdrawal. Withdrawals of taxable amounts are subject to ordinary income tax, and if taken before age 59½ may be subject to a 10% federal tax penalty. If you are considering purchasing an annuity as an IRA or other tax-qualified plan, you should consider benefits other than tax deferral since those plans already provide tax-deferred status. MEMBERS Life does not provide tax or legal advice. Contact a licensed professional. There are distinct differences between annuities and Certificates or CDs. Most CDs are considered a short-term investment. An annuity is considered a long-term investment. The investment in a CD is insured by the federal government, either through FDIC or NCUA. The investment in an annuity is guaranteed by an insurance company. Like CDs, fixed annuities have a penalty for early surrender, and withdrawals taken before the age of 59 from an annuity may be subject to a 10% federal tax penalty. The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI”) and has been licensed for use by CMFG Life Insurance Company (CMFG Life), the parent company of MEMBERS Life. Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”), and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CMFG Life. This product is not sponsored, endorsed, sold or promoted by SPDJI, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in this product nor do they have any liability for any errors, omissions or interruptions of the S&P 500 Index. The S&P 500 Index does not include dividends paid by the underlying companies. CUNA Mutual Group is the marketing name for CUNA Mutual Holding Company, a mutual insurance holding company, its subsidiaries and affiliates. Annuities are issued by CMFG Life and MEMBERS Life and distributed by their affiliate, CUNA Brokerage Services, Inc., member FINRA/SIPC, a registered broker/dealer and investment advisor, 2000 Heritage Way, Waverly, IA 50677. CMFG Life and MEMBERS Life are stock insurance companies. MEMBERS® is a registered trademark of CMFG Life. Investment and insurance products are not federally insured, may involve investment risk, may lose value, and are not obligations of or guaranteed by any depository or lending institution. All contracts and forms may vary by state and may not be available in all states or through all broker/dealers. Base policy forms 2012-SPDMGIA, 2012-SPDMGIA(ID), 2018-VA(ID) and 2018-VA-F(ID). MZA-2199088.4-0321-0423 © CUNA Mutual Group